EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio)

	Three Months Ended
	March 31,		Year Ended
	2008	2007	2007	2006	2005	2004	2003
Income from continuing operations before income taxes, equity in earnings of non-consolidated affiliates and cumulative effect of a change in accounting principle	$144,927	$160,335	$1,198,647	$1,041,060	$935,440	$1,165,285	$1,692,806
Dividends and other received from nonconsolidated affiliates	8,312	3,586	6,793	15,179	14,696	13,491	2,096

Total	153,239	163,921	1,205,440	1,056,239	950,136	1,178,776	1,694,902

Fixed Charges
Interest expense*	100,003	118,077	451,870	484,063	443,442	367,511	392,215
Interest portion of rentals	111,552	92,240	418,587	374,123	341,752	320,634	281,873

Total fixed charges	211,555	210,317	870,457	858,186	785,194	688,145	674,088

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	211,555	210,317	870,457	858,186	785,194	688,145	674,088

Total earnings available for payment of fixed charges	$364,794	$374,238	$2,075,897	$1,914,425	$1,735,330	$1,866,921	$2,368,990

Ratio of earnings to fixed charges	1.72	1.78	2.38	2.23	2.21	2.71	3.51

Rental fees and charges	318,721	263,542	1,195,962	1,068,924	976,435	916,096	805,350
Interest portion	35%	35%	35%	35%	35%	35%	35%

*	The interest amount does not include interest expense associated with unrecognized tax benefits.